UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

                          Auxilium Pharmaceuticals, Inc.
(Name of Issuer)

                 Common Stock, $0.01 Par Value Per Share

(Title of Class Securities)

                                        05334D107
(CUSIP Number)

Brian T. Daly, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, NY 10103
                                     (212) 841-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

                                      September 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 05334D107
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 400,000
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%
14	TYPE OF REPORTING PERSON: PN

SCHEDULE 13D

CUSIP No. 05334D107
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millenco, L.P. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600,200
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,600,200
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%
14	TYPE OF REPORTING PERSON: PN, BD

SCHEDULE 13D

CUSIP No. 05334D107
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,000,200
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 2,000,200
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%
14	TYPE OF REPORTING PERSON: OO

SCHEDULE 13D

CUSIP No. 05334D107
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,000,200
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 2,000,200
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%
14	TYPE OF REPORTING PERSON: IN

Explanatory Note

Item 1.     Security and Issuer.

    The name of the issuer is Auxilium Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 40 Valley Stream Parkway, Malvern, Pennsylvania, 19355. This Schedule 13D relates to the Issuer’s Common Stock, $0.01 par value per share (the "Common Stock").

Item 2.     Identity and Background.

    (a)-(c), (f). This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco, L.P., a Delaware limited partnership (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    The business address for Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

    Note: Millennium Partners is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

    (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.     Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the 400,000 beneficially owned shares in the private placement transaction giving rise to this Schedule 13D was $3,400,000 (excluding brokerage commissions). The amount of funds used to purchase the remaining 1,600,200 beneficially owned shares in transactions giving rise to this Schedule 13D was approximately $12,933,000, calculated on an average cost basis (excluding brokerage commissions) by account. The Reporting Persons effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.     Purpose of Transaction.

    The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

    The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

    (a) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of (i) 400,000 shares of Common Stock, which were acquired by Millennium Partners on September 20, 2006, pursuant to a Subscription Agreement, dated as of September 14, 2006, between the Issuer and Millennium Partners, and (ii) 1,600,200 shares of Common Stock owned by Millenco.

   As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of 2,000,200 shares of Common Stock, which represents in the aggregate approximately 5.7% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 34,902,409 outstanding shares of Common Stock (which is the sum of (i) 29,402,409 outstanding shares of Common Stock, as of August 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q, dated as of August 9, 2006, and (ii) 5,500,000 shares of Common Stock issued in connection with a private placement transaction on September 20, 2006, as reported by the Issuer in a press release.

    Millennium Management, as the managing partner of Millennium Partners and the general partner of Millenco, may also be deemed to beneficially own the 2,000,200 shares of Common Stock beneficially owned by Millennium Partners and Millenco.

    Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 2,000,200 shares of Common Stock beneficially owned by Millennium Partners and Millenco.

    The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners and Millenco.

    (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 2,000,200 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

    (c) Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Millennium Partners purchased 400,000 shares of Common Stock from the Issuer at a purchase price of $8.50 per share in a private placement transaction on September 20, 2006. All such other transactions in the Common Stock were effected in the open market.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Millenco maintains an open short position of 48,144 shares of Common Stock, which position is not netted against the data provided herein as to the number of shares beneficially owned by the Reporting Persons.

   In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s account to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of September 26, 2006, by and among Millennium Partners, L.P., Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2006

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Auxilium Pharmaceuticals, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 26, 2006

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

                                            Schedule A

Transactions in the Common Stock During the Past 60 Days:

Date of Transaction	Quantity Purchased sold	Price Per Share ($)
7/28/2006	100	7.87
7/28/2006	100	7.89
7/28/2006	100	7.9
7/28/2006	100	7.93
7/28/2006	100	7.96
7/31/2006	98	7.89
7/31/2006	100	7.87
7/31/2006	100	7.88
7/31/2006	100	7.88
7/31/2006	100	7.88
7/31/2006	100	7.89
7/31/2006	100	7.89
7/31/2006	100	7.89
7/31/2006	100	7.9
7/31/2006	100	7.9
7/31/2006	100	7.91
7/31/2006	100	7.91
7/31/2006	100	7.91
7/31/2006	100	7.91
7/31/2006	200	7.92
7/31/2006	100	7.87
8/1/2006	16	7.93
8/1/2006	200	7.93
8/1/2006	93	7.89
8/1/2006	100	7.81
8/1/2006	100	7.81
8/1/2006	100	7.82
8/1/2006	100	7.86
8/1/2006	100	7.87
8/1/2006	100	7.87
8/1/2006	100	7.89
8/1/2006	100	7.9
8/1/2006	100	7.9
8/1/2006	100	7.9
8/1/2006	100	7.93
8/1/2006	100	7.96
8/1/2006	100	7.96
8/1/2006	100	7.88
8/2/2006	(3100)	7.8742
8/2/2006	(2100)	7.8742
8/2/2006	(600)	7.8742
8/2/2006	(500)	7.8742
8/2/2006	(500)	7.8742
8/2/2006	(400)	7.8742
8/2/2006	(100)	7.8742
8/2/2006	(100)	7.86
8/2/2006	(100)	7.86
8/2/2006	(100)	7.86
8/2/2006	(100)	7.86
8/2/2006	(100)	7.87
8/2/2006	(100)	7.87
8/2/2006	(100)	7.87
8/2/2006	(100)	7.87
8/2/2006	(100)	7.88
8/2/2006	(100)	7.88
8/2/2006	(100)	7.88
8/2/2006	(100)	7.88
8/2/2006	(100)	7.88
8/2/2006	(100)	7.89
8/2/2006	(100)	7.89
8/2/2006	(100)	7.89
8/2/2006	(100)	7.89
8/2/2006	(100)	7.9
8/2/2006	(100)	7.9
8/2/2006	(100)	7.9
8/2/2006	(100)	7.9
8/2/2006	(100)	7.92
8/2/2006	(100)	7.95
8/2/2006	(100)	7.92
8/3/2006	(500)	7.8
8/3/2006	(500)	7.82
8/3/2006	(500)	7.84
8/3/2006	(500)	7.89
8/3/2006	(300)	7.76
8/3/2006	(300)	7.92
8/3/2006	(276)	7.82
8/3/2006	(200)	7.79
8/3/2006	(200)	7.83
8/3/2006	(200)	7.84
8/3/2006	(200)	7.92
8/3/2006	(200)	7.95
8/3/2006	(124)	7.82
8/3/2006	(100)	7.77
8/3/2006	(100)	7.79
8/3/2006	(100)	7.79
8/3/2006	(100)	7.79
8/3/2006	(100)	7.79
8/3/2006	(100)	7.79
8/3/2006	(100)	7.82
8/3/2006	(100)	7.86
8/3/2006	(100)	7.92
8/3/2006	(100)	7.92
8/3/2006	(100)	7.93
8/3/2006	(100)	7.94
8/3/2006	(100)	7.94
8/3/2006	(86)	7.92
8/3/2006	(83)	7.83
8/3/2006	(43)	7.92
8/3/2006	(43)	7.92
8/3/2006	(42)	7.92
8/3/2006	(23)	7.83
8/3/2006	(10)	7.95
8/3/2006	(200)	7.8
8/3/2006	(200)	7.8
8/3/2006	(100)	7.8
8/3/2006	(100)	7.76
8/3/2006	(100)	7.79
8/3/2006	(100)	7.81
8/3/2006	(100)	7.82
8/3/2006	(100)	7.82
8/3/2006	(100)	7.83
8/3/2006	(100)	7.83
8/3/2006	(100)	7.84
8/3/2006	(100)	7.84
8/3/2006	(100)	7.84
8/3/2006	(100)	7.86
8/3/2006	(100)	7.9
8/3/2006	(100)	7.92
8/3/2006	(100)	7.92
8/3/2006	(100)	7.94
8/3/2006	(100)	7.94
8/3/2006	(100)	7.94
8/3/2006	(97)	7.79
8/3/2006	(65)	7.79
8/3/2006	(65)	7.91
8/3/2006	(57)	7.9
8/3/2006	(52)	7.91
8/3/2006	(43)	7.9
8/3/2006	(30)	7.89
8/3/2006	(3)	7.79
8/3/2006	(100)	7.76
8/3/2006	(100)	7.77
8/3/2006	(100)	7.81
8/3/2006	(100)	7.94
8/3/2006	100	7.8333
8/4/2006	(600)	7.95
8/4/2006	(300)	7.87
8/4/2006	(200)	7.94
8/4/2006	(100)	7.91
8/4/2006	(100)	7.92
8/4/2006	(100)	7.94
8/4/2006	(100)	7.94
8/4/2006	(100)	7.95
8/4/2006	(100)	7.96
8/4/2006	(100)	7.96
8/4/2006	(100)	7.97
8/4/2006	(100)	8
8/4/2006	(100)	8
8/4/2006	(87)	8
8/4/2006	(74)	7.96
8/4/2006	(38)	7.97
8/4/2006	(25)	7.97
8/4/2006	(13)	7.96
8/4/2006	(13)	7.96
8/4/2006	(13)	8
8/4/2006	(3800)	7.9232
8/4/2006	(100)	7.86
8/4/2006	(100)	7.87
8/4/2006	(100)	7.9
8/4/2006	(100)	7.91
8/4/2006	(100)	7.91
8/4/2006	(100)	7.92
8/4/2006	(100)	7.93
8/4/2006	(100)	7.94
8/4/2006	(100)	7.95
8/4/2006	(100)	7.95
8/4/2006	(100)	7.95
8/4/2006	(100)	7.96
8/4/2006	(100)	7.97
8/4/2006	(100)	7.97
8/4/2006	(100)	7.97
8/4/2006	(100)	7.99
8/4/2006	(39)	7.98
8/4/2006	(25)	7.95
8/4/2006	(13)	8
8/4/2006	(100)	7.9
8/4/2006	(100)	7.9
8/4/2006	(100)	7.92
8/7/2006	(450)	7.66
8/7/2006	(300)	7.71
8/7/2006	(300)	7.71
8/7/2006	(300)	7.78
8/7/2006	(200)	7.71
8/7/2006	(200)	7.71
8/7/2006	(200)	7.75
8/7/2006	(200)	7.76
8/7/2006	(200)	7.81
8/7/2006	(200)	7.86
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.76
8/7/2006	(100)	7.76
8/7/2006	(100)	7.79
8/7/2006	(100)	7.81
8/7/2006	(100)	7.81
8/7/2006	(100)	7.85
8/7/2006	(46)	7.79
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.71
8/7/2006	(100)	7.74
8/7/2006	(100)	7.75
8/7/2006	(100)	7.75
8/7/2006	(100)	7.76
8/7/2006	(100)	7.76
8/7/2006	(100)	7.76
8/7/2006	(100)	7.79
8/7/2006	(100)	7.81
8/7/2006	(100)	7.81
8/7/2006	(100)	7.81
8/7/2006	(100)	7.81
8/7/2006	(100)	7.81
8/7/2006	(100)	7.84
8/7/2006	(100)	7.85
8/7/2006	(100)	7.86
8/7/2006	(100)	7.87
8/7/2006	(67)	7.76
8/7/2006	(10)	7.73
8/7/2006	(100)	7.7
8/7/2006	(100)	7.76
8/7/2006	(100)	7.79
8/7/2006	(100)	7.84
8/8/2006	100	7.38
8/8/2006	100	7.51
8/8/2006	100	7.51
8/8/2006	100	7.52
8/8/2006	(100)	7.31
8/8/2006	(100)	7.32
8/8/2006	(100)	7.34
8/8/2006	(100)	7.34
8/8/2006	(100)	7.36
8/8/2006	(100)	7.38
8/8/2006	(100)	7.38
8/8/2006	(100)	7.38
8/8/2006	(100)	7.4
8/8/2006	(100)	7.43
8/8/2006	(100)	7.43
8/8/2006	(100)	7.46
8/8/2006	(100)	7.46
8/8/2006	(100)	7.51
8/8/2006	(100)	7.51
8/8/2006	(100)	7.51
8/8/2006	(100)	7.52
8/8/2006	(100)	7.52
8/8/2006	(100)	7.53
8/8/2006	(100)	7.53
8/8/2006	(100)	7.53
8/8/2006	(100)	7.53
8/8/2006	(100)	7.63
8/8/2006	(85)	7.49
8/8/2006	(100)	7.39
8/9/2006	15	7.42
8/9/2006	15	7.42
8/9/2006	18	7.45
8/9/2006	100	7.41
8/9/2006	100	7.42
8/9/2006	100	7.46
8/9/2006	100	7.46
8/9/2006	100	7.47
8/9/2006	100	7.47
8/9/2006	100	7.49
8/9/2006	100	7.51
8/9/2006	100	7.55
8/9/2006	(63)	7.56
8/9/2006	(100)	7.38
8/9/2006	(100)	7.38
8/9/2006	(100)	7.4
8/9/2006	(100)	7.41
8/9/2006	(100)	7.41
8/9/2006	(100)	7.41
8/9/2006	(100)	7.41
8/9/2006	(100)	7.41
8/9/2006	(100)	7.42
8/9/2006	(100)	7.42
8/9/2006	(100)	7.45
8/9/2006	(100)	7.45
8/9/2006	(100)	7.47
8/9/2006	(100)	7.47
8/9/2006	(100)	7.47
8/9/2006	(100)	7.5
8/9/2006	(100)	7.5
8/9/2006	(100)	7.5
8/9/2006	(100)	7.5
8/9/2006	(100)	7.53
8/9/2006	(100)	7.55
8/9/2006	(100)	7.55
8/9/2006	(100)	7.56
8/9/2006	(100)	7.57
8/9/2006	(28)	7.55
8/9/2006	(19)	7.41
8/9/2006	(100)	7.46
8/9/2006	(100)	7.48
8/10/2006	100	7.27
8/10/2006	100	7.27
8/10/2006	100	7.27
8/10/2006	100	7.32
8/10/2006	(100)	7.27
8/10/2006	(100)	7.29
8/10/2006	(100)	7.29
8/10/2006	(100)	7.32
8/10/2006	(100)	7.37
8/10/2006	(100)	7.45
8/10/2006	(100)	7.47
8/10/2006	(100)	7.5
8/10/2006	(100)	7.5
8/10/2006	(100)	7.54
8/10/2006	(100)	7.74
8/10/2006	(100)	7.75
8/10/2006	(100)	7.75
8/10/2006	(100)	7.76
8/10/2006	(100)	7.76
8/10/2006	(100)	7.76
8/10/2006	(100)	7.76
8/10/2006	(100)	7.78
8/10/2006	(100)	7.78
8/10/2006	(100)	7.78
8/10/2006	(100)	7.78
8/10/2006	(100)	7.78
8/10/2006	(100)	7.79
8/10/2006	(100)	7.79
8/10/2006	(100)	7.8
8/10/2006	(100)	7.8
8/10/2006	(100)	7.8
8/10/2006	(100)	7.8
8/10/2006	(100)	7.8
8/10/2006	(68)	7.5
8/10/2006	(51)	7.75
8/10/2006	(49)	7.75
8/10/2006	(12)	7.78
8/10/2006	(1)	7.53
8/10/2006	(1)	7.79
8/10/2006	(100)	7.72
8/10/2006	(100)	7.76
8/10/2006	(100)	7.77
8/10/2006	(100)	7.79
8/11/2006	100	7.76
8/11/2006	100	7.77
8/11/2006	100	7.78
8/11/2006	100	7.8
8/11/2006	100	7.81
8/11/2006	100	7.82
8/11/2006	100	7.82
8/11/2006	100	7.83
8/11/2006	100	7.83
8/11/2006	100	7.83
8/11/2006	100	7.83
8/11/2006	100	7.84
8/11/2006	100	7.84
8/11/2006	100	7.85
8/11/2006	100	7.88
8/11/2006	700	7.78
8/11/2006	1000	7.78
8/11/2006	(2200)	7.8613
8/11/2006	(100)	7.75
8/11/2006	(100)	7.76
8/11/2006	(100)	7.79
8/11/2006	(100)	7.81
8/11/2006	(100)	7.81
8/11/2006	(100)	7.81
8/11/2006	(100)	7.81
8/11/2006	(100)	7.82
8/11/2006	(100)	7.83
8/11/2006	(100)	7.83
8/11/2006	(100)	7.84
8/11/2006	(100)	7.84
8/11/2006	(100)	7.84
8/11/2006	(100)	7.84
8/11/2006	(100)	7.85
8/11/2006	(100)	7.85
8/11/2006	(100)	7.85
8/11/2006	(100)	7.85
8/11/2006	(100)	7.86
8/11/2006	(100)	7.86
8/11/2006	(100)	7.86
8/11/2006	(100)	7.87
8/11/2006	(100)	7.87
8/11/2006	(100)	7.89
8/11/2006	(100)	7.9
8/11/2006	(100)	7.91
8/11/2006	(100)	7.91
8/11/2006	(100)	8.01
8/11/2006	(100)	8.01
8/11/2006	(100)	8.01
8/11/2006	(100)	8.01
8/11/2006	(100)	8.01
8/11/2006	(100)	8.01
8/11/2006	(100)	8.02
8/11/2006	(100)	8.02
8/11/2006	(100)	8.02
8/11/2006	(100)	8.02
8/11/2006	(81)	7.85
8/11/2006	(62)	7.86
8/11/2006	(58)	8.02
8/11/2006	(32)	7.85
8/11/2006	(19)	7.85
8/11/2006	(100)	7.83
8/11/2006	(100)	7.83
8/11/2006	(100)	7.91
8/14/2006	32	7.63
8/14/2006	68	7.63
8/14/2006	92	7.54
8/14/2006	96	7.54
8/14/2006	100	7.5
8/14/2006	100	7.5
8/14/2006	100	7.53
8/14/2006	100	7.55
8/14/2006	100	7.56
8/14/2006	100	7.58
8/14/2006	100	7.6
8/14/2006	100	7.66
8/14/2006	100	7.69
8/14/2006	100	7.7
8/14/2006	100	7.72
8/14/2006	100	7.76
8/14/2006	100	7.8
8/14/2006	100	7.8
8/14/2006	100	7.81
8/14/2006	100	7.81
8/14/2006	100	7.82
8/14/2006	100	7.83
8/14/2006	100	7.83
8/14/2006	100	7.84
8/14/2006	(100)	7.5
8/14/2006	(100)	7.5
8/14/2006	(100)	7.51
8/14/2006	(100)	7.53
8/14/2006	(100)	7.56
8/14/2006	(100)	7.57
8/14/2006	(100)	7.58
8/14/2006	(100)	7.58
8/14/2006	(100)	7.59
8/14/2006	(100)	7.59
8/14/2006	(100)	7.6
8/14/2006	(100)	7.63
8/14/2006	(100)	7.63
8/14/2006	(100)	7.67
8/14/2006	(100)	7.68
8/14/2006	(100)	7.68
8/14/2006	(100)	7.7
8/14/2006	(100)	7.71
8/14/2006	(100)	7.73
8/14/2006	(100)	7.76
8/14/2006	(100)	7.8
8/14/2006	(100)	7.81
8/14/2006	(100)	7.83
8/14/2006	(100)	7.84
8/14/2006	(100)	7.84
8/14/2006	(100)	7.84
8/14/2006	(100)	7.85
8/14/2006	(100)	7.85
8/14/2006	(100)	7.85
8/14/2006	(100)	7.86
8/14/2006	(100)	7.53
8/14/2006	(100)	7.57
8/14/2006	(100)	7.6
8/14/2006	(100)	7.6
8/14/2006	(100)	7.67
8/14/2006	(100)	7.76
8/14/2006	100	7.7033
8/15/2006	100	7.48
8/15/2006	100	7.48
8/15/2006	100	7.5
8/15/2006	100	7.51
8/15/2006	100	7.51
8/15/2006	100	7.51
8/15/2006	100	7.51
8/15/2006	100	7.51
8/15/2006	100	7.52
8/15/2006	100	7.53
8/15/2006	100	7.54
8/15/2006	100	7.55
8/15/2006	100	7.55
8/15/2006	100	7.55
8/15/2006	100	7.56
8/15/2006	100	7.6
8/15/2006	100	7.61
8/15/2006	100	7.61
8/15/2006	100	7.64
8/15/2006	300	7.5
8/15/2006	500	7.49
8/15/2006	(100)	7.47
8/15/2006	(100)	7.5
8/15/2006	(100)	7.5
8/15/2006	(100)	7.51
8/15/2006	(100)	7.51
8/15/2006	(100)	7.51
8/15/2006	(100)	7.51
8/15/2006	(100)	7.52
8/15/2006	(100)	7.52
8/15/2006	(100)	7.52
8/15/2006	(100)	7.53
8/15/2006	(100)	7.53
8/15/2006	(100)	7.53
8/15/2006	(100)	7.53
8/15/2006	(100)	7.54
8/15/2006	(100)	7.54
8/15/2006	(100)	7.54
8/15/2006	(100)	7.54
8/15/2006	(100)	7.54
8/15/2006	(100)	7.55
8/15/2006	(100)	7.56
8/15/2006	(100)	7.56
8/15/2006	(100)	7.56
8/15/2006	(100)	7.56
8/15/2006	(100)	7.6
8/15/2006	(100)	7.6
8/15/2006	(100)	7.61
8/15/2006	(100)	7.61
8/15/2006	(100)	7.65
8/15/2006	(50)	7.6
8/15/2006	(10)	7.53
8/15/2006	(100)	7.53
8/15/2006	(100)	7.54
8/16/2006	31	7.75
8/16/2006	69	7.75
8/16/2006	100	7.5
8/16/2006	100	7.51
8/16/2006	100	7.51
8/16/2006	100	7.52
8/16/2006	100	7.55
8/16/2006	100	7.56
8/16/2006	100	7.59
8/16/2006	100	7.62
8/16/2006	100	7.65
8/16/2006	(100)	7.5
8/16/2006	(100)	7.51
8/16/2006	(100)	7.53
8/16/2006	(100)	7.55
8/16/2006	(100)	7.56
8/16/2006	(100)	7.67
8/16/2006	(100)	7.67
8/16/2006	(100)	7.75
8/16/2006	(100)	7.75
8/16/2006	(100)	7.75
8/16/2006	(100)	7.76
8/16/2006	(100)	7.77
8/16/2006	(100)	7.86
8/16/2006	(100)	7.86
8/16/2006	(68)	7.77
8/16/2006	(31)	7.75
8/16/2006	(100)	7.7
8/16/2006	300	7.5033
8/17/2006	53	7.93
8/17/2006	100	7.88
8/17/2006	100	7.92
8/17/2006	100	7.94
8/17/2006	100	7.95
8/17/2006	100	7.95
8/17/2006	100	7.98
8/17/2006	100	8
8/17/2006	100	8.01
8/17/2006	100	8.01
8/17/2006	100	8.04
8/17/2006	(100)	7.95
8/21/2006	100	8.01
8/21/2006	100	8.01
8/21/2006	100	8.02
8/21/2006	100	8.02
8/21/2006	100	8.03
8/21/2006	(200)	8.03
8/21/2006	(100)	7.96
8/21/2006	(100)	7.97
8/21/2006	(100)	7.98
8/21/2006	(100)	8.01
8/21/2006	(100)	8.02
8/22/2006	100	8
8/23/2006	100	8.1
8/24/2006	100	8.05
8/24/2006	100	8.07
8/24/2006	100	8.1
8/24/2006	100	8.1
8/24/2006	100	8.1
8/24/2006	100	8.1
8/24/2006	100	8.11
8/24/2006	100	8.11
8/24/2006	100	8.12
8/24/2006	100	8.13
8/24/2006	100	8.16
8/24/2006	100	8.17
8/25/2006	20	8.2
8/25/2006	80	8.2
8/25/2006	100	8.23
8/25/2006	100	8.13
8/25/2006	100	8.16
8/25/2006	100	8.17
8/25/2006	100	8.18
8/25/2006	100	8.2
8/25/2006	100	8.23
8/25/2006	100	8.23
8/25/2006	100	8.23
8/25/2006	100	8.17
8/25/2006	(100)	8.2267
8/28/2006	100	8.08
8/28/2006	100	8.09
8/28/2006	100	8.09
8/28/2006	100	8.14
8/28/2006	100	8.16
8/28/2006	100	8.16
8/28/2006	100	8.2
8/28/2006	100	8.2
8/28/2006	100	8.21
8/28/2006	100	8.23
8/28/2006	100	8.23
8/28/2006	100	8.24
8/28/2006	100	8.27
8/28/2006	100	8.28
8/28/2006	100	8.28
8/28/2006	100	8.23
8/28/2006	100	8.23
8/28/2006	100	8.24
8/29/2006	18	8.63
8/29/2006	82	8.63
8/29/2006	100	8.25
8/29/2006	100	8.6
8/29/2006	100	8.62
8/29/2006	100	8.62
8/29/2006	100	8.63
8/29/2006	100	8.63
8/29/2006	100	8.64
8/29/2006	100	8.64
8/29/2006	100	8.64
8/29/2006	100	8.65
8/29/2006	100	8.65
8/29/2006	100	8.65
8/29/2006	100	8.65
8/29/2006	100	8.65
8/29/2006	100	8.65
8/29/2006	100	8.66
8/29/2006	100	8.69
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/29/2006	100	8.7
8/30/2006	100	8.62
8/30/2006	100	8.98
8/30/2006	100	9.04
8/30/2006	200	8.775
8/30/2006	10	8.99
8/30/2006	13	8.97
8/30/2006	48	8.86
8/30/2006	87	8.97
8/30/2006	90	8.99
8/30/2006	100	8.62
8/30/2006	100	8.9
8/30/2006	100	8.91
8/30/2006	100	8.92
8/30/2006	100	8.93
8/30/2006	100	8.94
8/30/2006	100	8.94
8/30/2006	100	8.97
8/30/2006	100	8.97
8/30/2006	100	8.98
8/30/2006	100	8.98
8/30/2006	100	8.99
8/30/2006	100	9
8/30/2006	100	9
8/30/2006	100	9.02
8/30/2006	100	9.03
8/30/2006	100	9.05
8/30/2006	100	9.1
8/30/2006	100	9.16
8/30/2006	100	9.2
8/30/2006	15	8.76
8/30/2006	100	8.63
8/31/2006	100	8.73
8/31/2006	15	8.81
8/31/2006	46	8.81
8/31/2006	54	8.81
8/31/2006	85	8.81
8/31/2006	100	8.8
8/31/2006	100	8.8
8/31/2006	100	8.8
8/31/2006	100	8.8
8/31/2006	100	8.81
8/31/2006	100	8.81
8/31/2006	100	8.82
8/31/2006	100	8.82
8/31/2006	100	8.8
8/31/2006	100	8.81
9/1/2006	100	8.7
9/1/2006	25	8.75
9/1/2006	100	8.66
9/1/2006	100	8.66
9/1/2006	100	8.66
9/1/2006	100	8.69
9/1/2006	100	8.72
9/1/2006	100	8.73
9/1/2006	100	8.73
9/1/2006	100	8.73
9/5/2006	100	8.51
9/5/2006	43	8.58
9/5/2006	57	8.58
9/5/2006	100	8.57
9/5/2006	100	8.58
9/5/2006	100	8.58
9/5/2006	100	8.58
9/5/2006	100	8.6
9/5/2006	(200)	8.6
9/5/2006	(100)	8.49
9/5/2006	(100)	8.49
9/5/2006	(100)	8.5
9/5/2006	(100)	8.51
9/5/2006	(100)	8.51
9/5/2006	(100)	8.51
9/5/2006	(100)	8.52
9/5/2006	(100)	8.53
9/5/2006	(100)	8.54
9/5/2006	(100)	8.54
9/5/2006	(100)	8.56
9/5/2006	(100)	8.56
9/5/2006	(100)	8.56
9/5/2006	(100)	8.56
9/5/2006	(100)	8.56
9/5/2006	(100)	8.57
9/5/2006	(100)	8.57
9/5/2006	(100)	8.57
9/5/2006	(100)	8.57
9/5/2006	(100)	8.57
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.58
9/5/2006	(100)	8.59
9/5/2006	(100)	8.59
9/5/2006	(100)	8.6
9/5/2006	(100)	8.6
9/5/2006	(100)	8.6
9/5/2006	(100)	8.61
9/5/2006	(100)	8.62
9/5/2006	(100)	8.67
9/5/2006	100	8.59
9/5/2006	(100)	8.5
9/5/2006	(100)	8.52
9/5/2006	(100)	8.52
9/5/2006	(100)	8.59
9/5/2006	(100)	8.61
9/5/2006	(100)	8.62
9/5/2006	(100)	8.63
9/5/2006	(100)	8.63
9/6/2006	(1000)	8.5
9/6/2006	(1000)	8.52
9/6/2006	(900)	8.53
9/6/2006	(800)	8.54
9/6/2006	(700)	8.5
9/6/2006	(700)	8.51
9/6/2006	(600)	8.5
9/6/2006	(600)	8.55
9/6/2006	(527)	8.5
9/6/2006	(500)	8.53
9/6/2006	(200)	8.46
9/6/2006	(200)	8.46
9/6/2006	(200)	8.47
9/6/2006	(200)	8.48
9/6/2006	(200)	8.48
9/6/2006	(200)	8.49
9/6/2006	(200)	8.49
9/6/2006	(200)	8.5
9/6/2006	(200)	8.5
9/6/2006	(200)	8.51
9/6/2006	(200)	8.51
9/6/2006	(173)	8.5
9/6/2006	(100)	8.47
9/6/2006	(100)	8.52
9/6/2006	(100)	8.52
9/6/2006	(100)	8.53
9/6/2006	(600)	8.48
9/6/2006	(100)	8.5
9/6/2006	(100)	8.5
9/6/2006	(100)	8.5
9/6/2006	(100)	8.51
9/6/2006	(100)	8.52
9/6/2006	(100)	8.53
9/6/2006	(200)	8.47
9/6/2006	(200)	8.54
9/6/2006	(200)	8.55
9/6/2006	(100)	8.46
9/6/2006	(100)	8.46
9/6/2006	(100)	8.46
9/6/2006	(100)	8.46
9/6/2006	(100)	8.46
9/6/2006	(100)	8.48
9/6/2006	(100)	8.48
9/6/2006	(100)	8.49
9/6/2006	(100)	8.49
9/6/2006	(100)	8.49
9/6/2006	(100)	8.49
9/6/2006	(100)	8.5
9/6/2006	(100)	8.5
9/6/2006	(100)	8.5
9/6/2006	(100)	8.5
9/6/2006	(100)	8.5
9/6/2006	(100)	8.5
9/6/2006	(100)	8.51
9/6/2006	(100)	8.51
9/6/2006	(100)	8.52
9/6/2006	(100)	8.52
9/6/2006	(100)	8.52
9/6/2006	(100)	8.53
9/6/2006	(100)	8.49
9/6/2006	(100)	8.5
9/6/2006	(100)	8.51
9/6/2006	(100)	8.54
9/7/2006	(500)	8.9
9/7/2006	(400)	8.9
9/7/2006	(100)	8.58
9/7/2006	(100)	8.95
9/7/2006	(1000)	8.9
9/7/2006	(900)	8.96
9/7/2006	(400)	8.56
9/7/2006	(200)	8.61
9/7/2006	(200)	8.65
9/7/2006	(200)	8.95
9/7/2006	(200)	8.98
9/7/2006	(135)	8.58
9/7/2006	(100)	8.52
9/7/2006	(100)	8.53
9/7/2006	(100)	8.54
9/7/2006	(100)	8.54
9/7/2006	(100)	8.56
9/7/2006	(100)	8.56
9/7/2006	(100)	8.56
9/7/2006	(100)	8.58
9/7/2006	(100)	8.58
9/7/2006	(100)	8.58
9/7/2006	(100)	8.58
9/7/2006	(100)	8.58
9/7/2006	(100)	8.59
9/7/2006	(100)	8.59
9/7/2006	(100)	8.59
9/7/2006	(100)	8.59
9/7/2006	(100)	8.59
9/7/2006	(100)	8.9
9/7/2006	(100)	8.95
9/7/2006	(100)	8.95
9/7/2006	(100)	8.95
9/7/2006	(100)	8.95
9/7/2006	(100)	8.96
9/7/2006	(100)	8.96
9/7/2006	(100)	8.98
9/7/2006	(100)	8.98
9/7/2006	(100)	8.99
9/7/2006	(100)	8.99
9/7/2006	(100)	8.99
9/7/2006	(100)	9.07
9/7/2006	(100)	9.09
9/7/2006	(100)	9.16
9/7/2006	(100)	8.57
9/7/2006	(100)	8.58
9/7/2006	(100)	8.98
9/8/2006	(200)	8.73
9/8/2006	(100)	8.73
9/8/2006	(100)	8.74
9/8/2006	(100)	8.74
9/8/2006	(100)	8.75
9/8/2006	(100)	8.76
9/8/2006	(100)	8.78
9/8/2006	(100)	8.88
9/8/2006	(100)	8.89
9/8/2006	(44)	8.76
9/20/2006	400000	8.5

Note:   (i) All such transactions were effected by Millenco except for the transaction dated 9/20/2006, which was effected by Millennium Partners; and (ii) some of the sales listed above were short sales.